Filed Pursuant to Rule 433
Dated December 20, 2011
Registration Statement No. 333-178262

GENERAL ELECTRIC CAPITAL CORPORATION

GLOBAL MEDIUM-TERM NOTES, SERIES A

(Senior Unsecured Fixed Rate-Floating Rate Notes)

Investing in these notes involves risks. See “Risk Factors” in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2010 filed with the Securities and Exchange Commission.

Issuer:	General Electric Capital Corporation

Trade Date:	December 20, 2011

Settlement Date (Original Issue Date):	December 29, 2011

Maturity Date:	December 29, 2014

Principal Amount:	US$75,000,000

Price to Public (Issue Price):	100.00%

Underwriters Commission:	1.00%

All-in Price:	99.00%

Net Proceeds to Issuer:	US$74,250,000

Fixed Rate Provisions
Fixed Rate Period:	From and including December 29, 2011 to but excluding December 29, 2012

Re-Offer Yield:	1.50%

Fixed Interest Rate:	1.50%

Fixed Rate Interest Payment Dates:	March 29, 2012, June 29, 2012, September 29, 2012 and December 29, 2012

Day Count Convention:	30/360, Modified Following, Unadjusted

Filed Pursuant to Rule 433
Dated December 20, 2011
Registration Statement No. 333-178262

Floating Rate Provisions
Floating Rate Period:	From and including December 29, 2012 to but excluding the Maturity Date

Interest Rate Basis (Benchmark):	LIBOR, as determined by reference to Reuters

Index Currency:	U.S. Dollars

Spread (plus or minus):	Plus 0.80%

Index Maturity:	Three Months

Index Payment Period:	Quarterly

Floating Rate Interest Payment Dates:	Quarterly on each March 29, June 29, September 29 and December 29, beginning March 29, 2013 and ending on the Maturity Date

Initial Interest Rate:	To be determined two London Business Days prior to December 29, 2012

Minimum Interest Rate:	1.00% per annum

Interest Reset Periods and Dates:	Quarterly on each scheduled Floating Rate Interest Payment Date

Interest Determination Dates:	Quarterly, two London Business Days prior to each Interest Reset Date at the start of such Interest Payment Period

Day Count Convention:	30/360, Modified Following, Unadjusted

Business Day Convention:	New York

Method of Settlement:	Depository Trust Company

Trustee:	The Bank of New York Mellon

Denominations:	Minimum of $1,000 with increments of $1,000 thereafter

Call Dates (if any):	Not Applicable

Call Notice Period:	Not Applicable

Filed Pursuant to Rule 433
Dated December 20, 2011
Registration Statement No. 333-178262

Put Dates (if any):	Not Applicable

Put Notice Period:	Not Applicable

CUSIP:	36962G5L4

ISIN:	US36962G5L49

Additional Terms:

Interest

Interest on the Notes for the period from and including December 29, 2011 to but excluding December 29, 2012 (the “Fixed Rate Period”) will be payable quarterly in U.S. Dollars on March 29, 2012, June 29, 2012, September 29, 2012 and December 29, 2012 (the “Fixed Rate Interest Payment Dates”); provided that, if any such day falls on a day that is not a Business Day, it will be postponed to the following Business Day and interest thereon will not continue to accrue, except that if such following Business Day would fall in the next calendar month, the Interest Payment Date will be the immediately preceding Business Day. During the Fixed Rate Period, the interest on the Notes will be equal to 1.50% per annum. During the Fixed Rate Period, interest will be computed and paid on a 30/360 basis (based upon the number of days elapsed in each month in a 360-day year of twelve 30-day months).

Interest on the Notes for the period from and including December 29, 2012 to but excluding the Maturity Date (the “Floating Rate Period”) will be payable in U.S. Dollars quarterly, in arrears, on each March 29, June 29, September 29 and December 29, beginning March 29, 2013 (each a “Floating Rate Interest Payment Date”); provided that, if any such day falls on a day that is not a Business Day, it will be postponed to the following Business Day and interest thereon will not continue to accrue, except that if such following Business Day would fall in the next calendar month, the Interest Payment Date will be the immediately preceding Business Day. During the Floating Rate Period, the interest rate on the Notes will be equal to the sum of three month USD LIBOR plus 0.80%; provided that such interest rate shall at all times equal or exceed 1.00% per annum (the “Minimum Interest Rate”). The initial floating rate will be determined two London Business Days prior to December 29, 2012 based on three month USD LIBOR plus 0.80%. During the Floating Rate Period, the interest rate will be reset quarterly on each scheduled Floating Rate Interest Payment Date (the “Interest Reset Date”), and will be determined quarterly, two London Business Days prior to each Interest Reset Date. During the Floating Rate Period, interest will be computed and paid on a 30/360 basis (based upon the number of days elapsed in each month in a 360-day year of twelve 30-day months).

Plan of Distribution:

The Notes are being purchased by Barclays Capital Inc. (the “Underwriter”), as principal, at 100.00% of the aggregate principal amount less an underwriting discount equal to 1.00% of the principal amount of the Notes.

The Issuer has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Filed Pursuant to Rule 433
Dated December 20, 2011
Registration Statement No. 333-178262

Additional Information

General

At the quarter ended September 30, 2011, we had outstanding indebtedness totaling $381.065 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year, and excluding bank deposits and non-recourse borrowings of consolidated securitization entities. The total amount of outstanding indebtedness at September 30, 2011, excluding subordinated notes and debentures payable after one year, was equal to $369.066 billion.

Consolidated Ratio of Earnings to Fixed Charges

The information contained in the Prospectus under the caption “Consolidated Ratio of Earnings to Fixed Charges” is hereby amended in its entirety, as follows:

Year Ended December 31,					Nine Months Ended

2006	2007	2008	2009	2010	September 30, 2011

1.66	1.59	1.24	0.85	1.13	1.51

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which we believe is a reasonable approximation of the interest factor of such rentals.

CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov or by accessing the links below. Alternatively, the issuer or the underwriter participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847